UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-36609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHERN TRUST CORPORATION

50 South LaSalle Street, Chicago, Illinois, 60603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2016 AND 2015
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 23, 2017

To the Employee Benefit Administrative Committee
The Northern Trust Company

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2016, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2016	2015
Assets
Investments, at fair value:
Collective trust funds	$1,162,709,650	$944,912,598
Northern Trust common stock fund	381,019,126	360,498,084
Mutual funds	159,948,562	236,265,187
Separately managed account:
Domestic common stock	93,952,283	96,860,871
Foreign common stock	9,179,110	16,069,332

Investments, at contract value:
Stable value portfolio	166,964,923	153,110,653

Total investments	1,973,773,654	1,807,716,725

Receivables:
Notes receivable from participants	26,470,898	27,276,142
Participant contribution receivable	2,544,598	2,452,223
Accrued interest and dividends receivable	1,883,143	2,135,749
Employer contribution receivable	1,664,530	1,564,768
Total receivables	32,563,169	33,428,882

Total assets	2,006,336,823	1,841,145,607

Liabilities
Expenses payable	300,114	190,787

Net assets available for benefits	$2,006,036,709	$1,840,954,820

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2016	2015
Additions:

Contributions:
Participants	$78,898,504	$75,129,788
Employer	22,958,759	21,434,831
Rollovers	28,034,714	16,856,192
Total contributions	129,891,977	113,420,811

Investment income:
Net appreciation in fair value of investments	$185,574,166	$6,577,549
Dividends	10,125,429	8,898,766
Interest	3,564,758	4,678,363
Interest from participant loans	1,174,904	1,225,260
Total investment income	200,439,257	21,379,938

Total additions	330,331,234	134,800,749

Deductions:

Benefits paid to participants	163,176,795	175,863,672
Administrative expenses	2,072,550	1,615,798
Total deductions	165,249,345	177,479,470

Net additions / (deductions)	165,081,889	(42,678,721)

Net assets available for benefits:

Beginning of year	1,840,954,820	1,883,633,541

End of year	$2,006,036,709	$1,840,954,820

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a)
General – The Plan is a defined contribution plan, the purpose of which is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopt the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b)
Plan Administration – The Plan is administered by the Plan’s Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c)
Eligibility – Employees can make contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d)
Vesting – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years.

(e)
Employee Contributions – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, that participants with a base pay rate exceeding $120,000 are limited to a maximum contribution rate of 20%. These contributions may be made with before-tax and/or after-tax dollars. In both 2016 and 2015, a participant’s annual before-tax contributions could not exceed $18,000, except in the case of additional catch-up contributions for participants who had attained age 50 before the end of the Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis and increases by 1% annually in April until the participant is contributing 10%. These contributions are invested in the target-date Northern Trust Focus Fund nearest to the participant’s projected retirement age of 65. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are invested. Participants can split their contributions among any of the available investment

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

funds, including additional Northern Trust Focus target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain restrictions affecting the Northern Trust Stock Fund and the Former ESOP Fund in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures and certain fund trading restrictions that apply to all participants.

(f)
Employer Contributions – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to a maximum of 3% of pay and is made to contributing participant accounts each pay period.

(g)
Benefits, Withdrawals and Forfeitures – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant’s entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year’s employer contributions. Forfeitures amounted to $695,143 and $680,674 for the years ended December 31, 2016 and 2015, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant’s before-tax contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h)
Participant Loans – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant’s entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. For certain participants, payments to the Northern Trust Stock Fund may be restricted in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures. Loan interest rates are based on the prime interest rate plus 1%. Participant loans are valued at amortized cost. A nominal administrative fee for each loan is processed through the borrowing participant's Plan account.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

(i)
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ accounts will become fully vested.

2.	Summary of Significant Accounting Policies

A summary of the Plan’s significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a)
Basis of Accounting – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America. Certain amounts in prior periods have been reclassified to conform with the current year’s presentation.

(b)
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c)
Valuation of Investments – The Plan’s investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Domestic and foreign common stock held in a separately managed account and Northern Trust Corporation common stock are valued at the closing prices reported in the active markets in which the individual securities are traded.

The Plan’s policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d)
Fully Benefit-Responsive Investment Contracts – Fully benefit-responsive investment contracts held in a defined contribution plan are required to be measured at contract value. Contract value is a relevant measurement because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2016 and 2015, the Plan held fully benefit-responsive investment contracts through the Stable Value Portfolio consisting of traditional guaranteed investment contracts (GICs), separate account insurance contracts and wrapper contracts (synthetic GICs). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate, and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

In a traditional GIC, the issuer takes a deposit from the Stable Value Portfolio and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest to the Stable Value Portfolio. Separate account GICs are investments in a segregated account of assets maintained by the issuer for the benefit of the Stable Value Portfolio. In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Separate account and wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments as well as the amount and timing of participant contributions, transfers and withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan’s loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e)
Investment Income Recognition – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f)	Contributions – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g)
Administrative Expenses – During 2016 and 2015, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2016 and 2015 administrative expenses were paid by the Company.

(h)	Payment of Benefits – Benefit payments are recorded when paid.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The Plan follows the guidance issued under the Fair Value Measurements and Disclosures topic of the FASB ASC, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan’s Level 1 investments at December 31, 2016 and 2015 included Northern Trust Corporation common stock, domestic and foreign common stock held in a separately managed account and mutual funds. Common stock shares are valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual fund, referred to as the fund’s NAV, are calculated daily by the fund’s manager based on the closing market prices and accruals of securities in the fund’s total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund’s redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan’s Level 2 investments as of December 31, 2016 and 2015 consisted of certain collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2016 or 2015.

The investments in fully benefit-responsive investment contracts through the Stable Value Portfolio are measured at contract value and have not been categorized in the fair value hierarchy.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present Plan assets measured and recorded at fair value on a recurring basis and their levels within the fair value hierarchy, each as of December 31, 2016 and 2015:

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2016
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$381,019,126	$—	$—	$381,019,126
Mutual funds	159,948,562	—	—	159,948,562
Separately managed account:
Domestic common stock	93,952,283	—	—	93,952,283
Foreign common stock	9,179,110	—	—	9,179,110
Collective Trust Funds	—	1,162,709,650	—	1,162,709,650
Total fair value of investments in the fair value hierarchy	644,099,081	1,162,709,650	—	1,806,808,731

Stable value portfolio measured at contract value	—	—	—	166,964,923

Total Investments at fair value	$644,099,081	$1,162,709,650	$—	$1,973,773,654

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2015
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$360,498,084	$—	$—	$360,498,084
Mutual Funds	236,265,187	—	—	236,265,187
Separately managed account:
Domestic common stock	96,860,871	—	—	96,860,871
Foreign common stock	16,069,332	—	—	16,069,332
Collective Trust Funds	—	944,912,598	—	944,912,598
Total fair value of investments in the fair value hierarchy	709,693,474	944,912,598	—	1,654,606,072

Stable value portfolio measured at contract value	—	—	—	153,110,653

Total Investments at fair value	$709,693,474	$944,912,598	$—	$1,807,716,725

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2016 and 2015 net assets available for benefits per the financial statements to Schedule H of Form 5500.

Description	2016	2015
Net Assets Available for Benefits per the Financial Statements	$2,006,036,709	$1,840,954,820
Adjustment from Contract Value to Fair Value for
Fully Benefit-Responsive Investment Contracts	(742,914)	(946,705)
Net Assets Available for Benefits per Schedule H of Form 5500	$2,005,293,795	$1,840,008,115

7.	Tax Status

The Plan obtained its latest determination letter on January 27, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three-year period up to and including the 2013 Plan year; however, there are currently no audits for any tax periods in progress.

8.	Subsequent Events

The Plan has evaluated subsequent events through June 23, 2017, the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

	Domestic common stock held in a separately managed account:
25,677	Adobe Systems Incorporated	$2,361,991	$2,643,447
23,360	Alexion Pharmaceuticals, Inc.	3,583,471	2,858,096
4,260	Alphabet Inc	3,497,832	3,375,837
36,447	American International Group Inc.	2,257,289	2,380,354
12,368	American Tower Corp	1,229,647	1,307,050
12,010	Anadarko Petro Corp	822,083	837,457
31,220	Analog Devices, Inc.	1,888,417	2,267,196
87,135	Applied Materials, Inc.	1,636,082	2,811,846
44,950	Bank of America Corp	1,016,902	993,395
36,790	Blackstone Group L.P.	1,088,710	994,434
20,659	Bristol-Myers Squibb Co	1,400,432	1,207,312
87,077	Cabot Oil & Gas Corporation	1,720,738	2,034,119
8,450	Caterpillar Inc.	775,239	783,653
24,870	CBS Corp	1,384,326	1,582,229
24,552	Cimarex Energy Co	2,582,235	3,336,617
23,140	CME Group Inc.	2,463,095	2,669,199
35,144	Comcast Corporation	2,206,082	2,426,693
7,863	Costco Wholesale Corporation	1,266,714	1,258,945
25,660	EOG Resources Inc	2,122,530	2,594,226
17,907	Facebook Inc.	1,960,371	2,060,200
72,314	Halliburton Company	2,514,107	3,911,464
22,689	HCA Holdings Inc.	1,602,741	1,679,440
17,580	Helmerich & Payne, Inc.	1,118,233	1,360,692
12,339	Home Depot Inc.	1,657,881	1,654,413
12,880	J B Hunt Transport Services, Inc.	987,034	1,250,262
62,147	Johnson Controls International Plc	2,607,501	2,559,835
41,797	JPMorgan Chase & Co	2,810,626	3,606,663
35,449	Kraft Heinz Foods Co	2,657,269	3,095,407
21,602	Kansas City Southern	1,887,294	1,832,930
5,440	Lockheed Martin Corp	1,357,840	1,359,674
12,130	LyondellBasell Industries N.V.	1,099,526	1,040,511
20,850	Mastercard Inc.	2,029,416	2,152,763
18,280	Medtronic Plc	1,523,459	1,302,084

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
19,890	MetLife, Inc.	1,051,363	1,071,872
52,377	Microsoft Corporation	2,891,595	3,254,707
28,308	Molson Coors Brewing Company	2,681,244	2,754,651
80,310	Morgan Stanley	3,353,537	3,393,098
47,780	Newell Brands Inc.	2,385,903	2,133,377
20,680	PACCAR Inc.	1,383,008	1,321,452
20,880	Philip Morris International Inc.	1,822,991	1,910,311
64,460	Twenty-First Century Fox, Inc.	1,870,297	1,807,458
32,920	Union Pacific Corp.	2,952,053	3,413,146
25,929	Visa Inc.	2,058,875	2,022,981
66,064	Wells Fargo & Company	3,474,677	3,640,787
	Total domestic common stock held in a separately managed account	$87,042,656	$93,952,283

	Foreign common stock held in a separately managed account:
	Canada
10,520	Canadian Pacific Railway Limited	1,505,046	1,501,940
59,970	Magna International Inc.	2,661,347	2,602,698
	China
17,250	Alibaba Group Holding Limited	1,689,756	1,514,723
	United Kingdom
20,893	Shire PLC	4,145,223	3,559,749
	Total foreign common stock held in a separately managed account	$10,001,372	$9,179,110

	Northern Trust common stock fund
4,278,710	Northern Trust Corporation*	$130,048,777	$381,019,126

	Collective Trust Funds:
61,823	Northern Trust Focus Income Fund*	$8,508,070	$8,911,768
15,352	Northern Trust Focus 2010 Fund*	2,161,389	2,288,038
81,498	Northern Trust Focus 2015 Fund*	11,566,155	12,380,358
225,645	Northern Trust Focus 2020 Fund*	32,995,103	35,001,976
274,131	Northern Trust Focus 2025 Fund*	40,825,216	43,419,582
221,038	Northern Trust Focus 2030 Fund*	33,542,972	35,947,457
212,935	Northern Trust Focus 2035 Fund*	32,792,584	35,468,603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

138,555	Northern Trust Focus 2040 Fund*	21,546,926	23,238,463
114,547	Northern Trust Focus 2045 Fund*	17,844,344	19,215,236
84,276	Northern Trust Focus 2050 Fund*	13,083,211	14,148,211
39,016	Northern Trust Focus 2055 Fund*	6,084,633	6,558,191
11,448	Northern Trust Focus 2060 Fund*	1,140,909	1,187,278
13,803,534	Jennison U.S. Small Cap Equity Fund	33,685,356	58,605,306
468,523	Northern Trust Mid Cap Equity Index Fund*	63,763,818	78,955,570
538,602	Northern Trust Aggregate Bond Index Fund*	58,903,571	61,093,619
1,024,101	Northern Trust International Equity Index*	120,519,557	117,894,466
312,753	Northern Trust Small Cap Equity Index Fund*	52,180,185	62,935,385
2,151,895	Northern Trust Large Cap Equity Index Fund*	319,871,779	418,801,721
246,655	Northern Trust Inflation-Protected Securities Index Fund*	25,250,289	25,676,828
8,636,053	Wells Fargo Core Bond II Fund	87,415,587	87,893,429
13,095,637	Northern Collective Short Term Investment Fund*	13,088,165	13,088,165
	Total Collective Trust Funds	$996,769,819	$1,162,709,650

	Mutual Funds:
2,685,767	Aberdeen Emerging Markets Institutional Fund	$37,114,008	$33,733,229
2,850,689	MFS Institutional International Equity Fund	55,568,259	57,754,963
1,167,730	Hartford Mid Cap HLS Fund	42,860,591	39,504,296
845,984	PIMCO Foreign Bond Fund	8,944,169	8,848,993
1,803,326	PIMCO All Asset Fund	21,220,481	20,107,081
	Total Mutual Funds	$165,707,508	$159,948,562

	Guaranteed Investment Contracts:
153,110,653	Stable Value Portfolio	$166,964,923	$166,222,009

	Participant Loans*
	(Interest rates ranging from 4.25% to 9.75% with varying maturity dates up to November 2031)	—	26,470,898

		$1,556,535,055	$1,999,501,638
* Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Dated:	June 23, 2017	By:	/s/ Kathryn A. O’Neill
Kathryn A. O’Neill
Chairperson
Employee Benefit Administrative Committee

EXHIBIT INDEX

Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith